Exhibit 2

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

September 30, 2020

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

September 30, 2020

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	U.S. dollars in thousands
NET REVENUES	20,943	1,401	42,898	4,701
COST OF REVENUES	10,337	629	26,240	1,471
GROSS PROFIT	10,606	772	16,658	3,230
RESEARCH AND DEVELOPMENT EXPENSES, net	4,323	2,799	10,302	15,143
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	13,414	4,892	32,384	12,175
GENERAL AND ADMINISTRATIVE EXPENSES	7,329	2,925	17,948	7,349
OPERATING LOSS	14,460	9,844	43,976	31,437
FINANCIAL INCOME	42	170	339	1,075
FINANCIAL EXPENSES	4,220	161	8,205	251
FINANCIAL EXPENSES (INCOME), net	4,178	(9)	7,866	(824)
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	18,638	9,835	51,842	30,613

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.05	0.03	0.14	0.11
WEIGHTED AVERAGE OF ORDINARY SHARES (in thousands)	372,893	283,687	359,428	283,687

The accompanying notes are an integral part of these condensed consolidated financial statements.

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REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	September 30,	December 31,
	2020	2019
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	26,198	29,023
Bank deposits	6,187	10,349
Financial assets at fair value through profit or loss	2,407	8,500
Trade receivables	12,424	1,216
Prepaid expenses and other receivables	4,635	2,244
Inventory	5,100	1,882
	56,951	53,214
NON-CURRENT ASSETS:
Restricted cash	16,153	152
Fixed assets	473	228
Right-of-use assets	5,448	3,578
Intangible assets	89,956	16,927
	112,030	20,885
TOTAL ASSETS	168,981	74,099

CURRENT LIABILITIES:
Accounts payable	6,569	4,184
Lease liabilities	1,546	834
Accrued expenses and other current liabilities	23,536	5,598
	31,651	10,616

NON-CURRENT LIABILITIES:
Borrowing	80,266	—
Payable in respect of intangible assets purchase	23,739	—
Lease liabilities	4,079	2,981
Royalty obligation	500	500
	108,584	3,481
TOTAL LIABILITIES	140,235	14,097

EQUITY:
Ordinary shares	1,025	962
Additional paid-in capital	284,806	267,403
Accumulated deficit	(257,085)	(208,363)
TOTAL EQUITY	28,746	60,002

TOTAL LIABILITIES AND EQUITY	168,981	74,099

The accompanying notes are an integral part of these condensed consolidated financial statements.

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REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity
	U.S. dollars in thousands
BALANCE AT JULY 1, 2020	986	273,742	(240,142)	34,586

CHANGES IN THE THREE-MONTHS PERIOD ENDED SEPTEMBER 30, 2020:
Share-based compensation to employees and service providers	—	—	1,695	1,695
Issuance of ordinary shares, net of expenses	31	9,106	—	9,137
Share-based payment in consideration for intangible assets	8	1,906	—	1,914
Exercise of options into ordinary shares	*	52	—	52
Comprehensive loss	—	—	(18,638)	(18,638)
BALANCE AT SEPTEMBER 30, 2020	1,025	284,806	(257,085)	28,746

BALANCE AT JULY 1, 2019	767	219,505	(188,368)	31,904
CHANGES IN THE THREE-MONTHS PERIOD ENDED SEPTEMBER 30, 2019:
Share-based compensation to employees and service providers	—	—	782	782
Comprehensive loss	—	—	(9,835)	(9,835)
BALANCE AT SEPTEMBER 30, 2019	767	219,505	(197,421)	22,851

BALANCE AT JANUARY 1, 2020	962	267,403	(208,363)	60,002

CHANGES IN THE NINE-MONTHS PERIOD ENDED SEPTEMBER 30, 2020:
Share-based compensation to employees and service providers	—	—	3,120	3,120
Issuance of ordinary shares, net of expenses	55	15,445	—	15,500
Share-based payment in consideration for intangible assets	8	1,906	—	1,914
Exercise of options into ordinary shares	*	52	—	52
Comprehensive loss	—	—	(51,842)	(51,842)
BALANCE AT SEPTEMBER 30, 2020	1,025	284,806	(257,085)	28,746

BALANCE AT JANUARY 1, 2019	767	219,505	(169,086)	51,186
CHANGES IN THE NINE-MONTHS PERIOD ENDED SEPTEMBER 30, 2019:
Share-based compensation to employees and service providers	—	—	2,278	2,278
Comprehensive loss	—	—	(30,613)	(30,613)
BALANCE AT SEPTEMBER 30, 2019	767	219,505	(197,421)	22,851

* Represents amounts less than $1 thousand.

The accompanying notes are an integral part of these condensed consolidated financial statements.

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REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(18,638)	(9,835)	(51,842)	(30,613)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	1,695	782	3,120	2,278
Depreciation	470	288	1,237	744
Amortization and impairment of intangible assets	2,109	—	4,958	—
Unpaid interest expenses related to borrowing and payable in respect of intangible assets purchase	2,039	—	3,656	—
Fair value adjustments on derivative financial instruments	—	(5)	—	(336)
Fair value losses (gains) on financial assets at fair value through profit or loss	31	14	68	(73)
Exchange differences and revaluation of bank deposits	5	180	(160)	112
	6,349	1,259	12,879	2,725
Changes in assets and liability items:
Decrease (increase) in trade receivables	6,146	110	(11,208)	105
Decrease (increase) in prepaid expenses and other receivables	235	(23)	(2,391)	(462)
Increase in inventories	(350)	(135)	(3,218)	(1,192)
Increase (decrease) in accounts payable	1,261	51	2,385	1,470
Increase (decrease) in accrued expenses and other current liabilities	(4,174)	(321)	17,521	1,087
	3,118	(318)	3,089	1,008
Net cash used in operating activities	(9,171)	(8,894)	(35,874)	(26,880)
INVESTING ACTIVITIES:
Purchase of fixed assets	(166)	(1)	(357)	(135)
Purchase of intangible assets	(735)	—	(53,368)	—
Change in investment in current bank deposits	—	6,000	4,200	4,931
Purchase of financial assets at fair value through profit or loss	—	(9)	—	(2,584)
Proceeds from sale of financial assets at fair value through profit or loss	2,075	5,748	6,025	7,848
Net cash provided by (used in) investing activities	1,174	11,738	(43,500)	10,060
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of issuance costs	9,137	—	15,500	—
Exercise of options into ordinary shares	53	—	53	—
Proceeds from long-term borrowings, net of transaction costs	(784)	—	78,061	—
Increase in restricted cash	—	—	(20,000)	—
Decrease in restricted cash	4,000		4,000
Payment of principal with respect to lease liabilities	(450)	(206)	(1,186)	(591)
Net cash provided by (used in) financing activities	11,956	(206)	76,428	(591)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,959	2,638	(2,946)	(17,411)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(33)	1	121	40
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	22,272	8,995	29,023	29,005
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	26,198	11,634	26,198	11,634
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	71	284	320	609
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	2,147	48	4,507	71
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	533	—	2,738	2,681
Purchase of intangible assets posted as payable	12,511	—	24,619	—
Purchase of an intangible asset in consideration for issuance of shares	1,914	—	1,914	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

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NOTE 1 - GENERAL:

a. General:

1)	RedHill Biopharma Ltd. (the “Company”), incorporated in Israel on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company primarily focused on gastrointestinal (“GI”) diseases and infectious diseases.

The Company’s ordinary shares were traded on the Tel-Aviv Stock Exchange (“TASE”) from February 2011 to February 2020, after which the Company voluntarily delisted from trading on the TASE, effective February 13, 2020. The Company’s American Depositary Shares (“ADSs”) were traded on the Nasdaq Capital Market from December 27, 2012 and have been listed on the Nasdaq Global Market (“Nasdaq”) since July 20, 2018.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally, acquired through in-licensing or through co-promotion agreements. As of the date of approval of these financial statements, the Company commercializes in the U.S., Talicia®, for the treatment of Helicobacter pylori infection in adults, which is the only product approved by the U.S. Food and Drug Administration (“FDA”) being developed internally by the Company, Movantik®, for the treatment of opioid-induced constipation, and Aemcolo® (rifamycin), for traveler’s diarrhea.

On February 23, 2020, RedHill Inc. entered into an exclusive license agreement (the “License Agreement”) with AstraZeneca AB (“AstraZeneca”) pursuant to which AstraZeneca granted RedHill Inc. exclusive, worldwide (excluding Europe, Canada and Israel) commercialization and development rights to Movantik® (naloxegol). In addition, RedHill Inc. entered into a supply agreement (“Supply Agreement”) and a transitional services agreement (“TSA”) with AstraZeneca, pursuant to which AstraZeneca provides RedHill Inc. certain technology transfers and related materials for an agreed period to enable the Company to manufacture and distribute Movantik® through its own supply chain, as well as various other supporting services over certain agreed periods. On October 6, 2020, the parties amended the License Agreement to grant RedHill Inc. also the exclusive commercialization and development rights to Movantik® (naloxegol) in Israel. See note 3b below.

3)	To date, the Company has out-licensed only one of its therapeutic candidates in an exclusive worldwide license agreement, which the Company decided to terminate, effective December 25, 2019, and has generated limited revenues from its commercial activities. Accordingly, there is no assurance that the Company’s business will generate sustainable positive cash flows. Through September 30, 2020, the Company has an accumulated deficit and its activities have been funded primarily through public and private offerings of the Company’s securities and borrowing. See note 3a below.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through non-dilutive financing. The Company’s current cash resources are not sufficient to complete the research and development of all of its therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

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The current COVID-19 pandemic has presented substantial public health and economic challenges around the world and specifically in the Company’s target markets in the U.S., affecting employees, patients, communities and business operations. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted at this stage. The Company took actions designed to mitigate the potential impact of the COVID-19 pandemic on its business operations and to date, the COVID-19 pandemic has not caused significant disruptions to the supply chain and the Company has sufficient supply on hand to meet U.S. commercial demand. A number of the Company’s commercial activities have been impacted by the COVID-19 pandemic, including some launch sales and marketing activities for Talicia® for H. pylori infection and Aemcolo® for travelers’ diarrhea. Although no major disruptions, other than manageable impact on its development and commercial activities, the Company continues to assess the potential impact of the COVID-19 pandemic on its business and operations, including on its sales, expenses, supply chain, financial resources and clinical trials. See also note 3d regarding the impairment test performed by the Company.

If the Company is unable to out-license, sell or commercialize its therapeutic candidates, generate sufficient and sustainable revenues from its commercial operations, or obtain future financing, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research and development or commercialization programs, any of which may have a material adverse effect on the Company’s business, financial condition or results of operations.

b. Approval of the condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Board of Directors (the "BoD") on November 11, 2020.

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

The Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 (the "Condensed Consolidated Interim Financial Statements"), have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, that are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2019, and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the three and nine months ended September 30, 2020, are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

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The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2019.

NOTE 3 - SIGNIFICANT EVENTS DURING THE CURRENT REPORTING PERIOD:

a.	Borrowing:

1.	General

On February 23, 2020 (“Closing Date”) RedHill Inc. entered into a credit agreement and certain security documents (the “Credit Agreement”) with HCR Collateral Management, LLC (“HCRM”).

Under the terms of the Credit Agreement, RedHill Inc. received on March 12, 2020, a $30 million term loan to support its commercial operations. On March 31, 2020, RedHill Inc. received an additional $50 million term loan to fund the acquisition of rights to Movantik® from AstraZeneca.

For each quarter for the period from January 1, 2021 to December 31, 2029, HCRM will receive royalties of 4% of the Company’s worldwide net revenues, subject to a $75 million cap per annum, as well as interest on the outstanding term loan to be computed as the 3-month LIBOR rate (“LIBOR”), subject to a 1.75% floor rate, plus 8.2% fixed rate, which will be decreased to 6.7% upon achievement of certain net revenue targets for the trailing four quarters ending March 31, 2021.

The term loans mature in six years with no principal payments required in the first three years. In case certain net revenue targets are not met, principal payments will be accelerated and commence following the two-year anniversary of the Closing Date. The term loans can be prepaid at RedHill Inc.’s discretion, subject to customary prepayment fees, which decrease over time. Upon the prepayment or repayment of all or any portion of the term loans, RedHill Inc. will pay HCRM 4% on the principal amount of the term loan being repaid or prepaid as an exit fee.

The borrowings under the Credit Agreement are secured by a first priority lien on substantially all of the current and future assets of RedHill Inc., all assets related in any material respect to Talicia®, and all of the equity interests in RedHill Inc. The Credit Agreement also restricts the ability of RedHill Inc. to make certain payments, including paying dividends, to the Company prior to the full repayment of the term loan facility.

The Credit Agreement contains certain customary affirmative and negative covenants. The Credit Agreement also contains a financial covenant requiring RedHill Inc. to maintain a minimum level of cash, as well as a covenant requiring it to maintain minimum net sales, beginning with the fiscal quarter ending June 30, 2022. The minimum level of cash is relative to the amount borrowed under the term loan facility.

The Credit Agreement contains defined events of default, in certain cases subject to a grace period, following which the lenders may declare any outstanding principal and unpaid interest immediately due and payable.

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As of September 30, 2020, the minimum level of cash, which relates to the term loans is $16 million.

2.	Accounting treatment

A financial liability is recognized for each tranche upon drawdown, at the amount drawn less transaction costs attributable to that tranche.

Upon initial recognition, the effective interest rate is calculated by estimating the future cash flows throughout the expected life of that tranche, taking into account the transaction costs allocated to each tranche. The Company determined that the basis of the royalty payments due to HCRM, the Company’s worldwide net revenues, is a non-financial variable and specific to the Company.

Moreover, the royalty feature is an integral part of the terms and conditions of the term loans and cannot be transferred or settled separately from the term loan. Therefore, the royalties feature is not classified separately, does not meet the definition of a derivative, and is not measured separately. Instead, the royalty feature and other net revenues features are taken into account in estimating the effective interest rate.

Determining the weighted effective interest rate requires certain judgment related to the estimation of the timing and amounts of the Company’s future worldwide net revenues.

The weighted effective interest rate on the Closing Date was approximately 16.5%.

Each tranche drawn down is subsequently measured at amortized cost. The effective interest rate is re-estimated at each interest rate determination date, as defined in the Credit Agreement, by updating per the LIBOR, if needed, taking into account the LIBOR floor (that is considered to be closely related to the host debt contract and is not separated from the host debt).

Furthermore, revisions to estimated amounts or timing of future cash flows, if needed, shall adjust the amortized cost of each tranche drawn down to reflect the present value of actual and revised estimated contractual cash flows, discounted using the original effective interest rate (adjusted for changes in the LIBOR, as described above). The adjustment will be recognized in profit or loss as a financial income or expense.

As described above, the Credit Agreement contains a financial covenant requiring the Company to maintain a level of cash liquidity, on any business day from the Closing Date to the maturity date, in accounts that are subject to HCRM’s control. Therefore, the amounts of minimum cash and cash equivalents are excluded from cash and cash equivalents in the Statements of Financial Position and the Statements of Cash Flows. Instead, these amounts are presented as restricted cash in the Statements of Financial Position and the movements in this restricted cash are presented as financing activities in the Statements of Cash Flows. The minimum cash amounts are restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period and therefore are presented as non-current assets until 12 months prior to the term loan maturity dates.

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b.	Movantik® acquisition:

1.	General

In connection with the agreements mentioned in note 1a(2) above, on April 1, 2020 (“Effective Date”), RedHill Inc. made an upfront payment of $52.5 million to AstraZeneca, and the License Agreement, the Supply Agreement and the TSA became effective. Under the terms of the License Agreement, as amended on July 14, 2020, RedHill Inc. agreed to pay a further non-contingent payment of $15.5 million in December 2021.

RedHill Inc. will also assume responsibility for sales-based royalty, currently at a rate of 20%, as well as sales-based potential milestone payments that AstraZeneca is required to pay to Nektar Therapeutics (“Nektar”), the originator of Movantik®. The Company considers the likelihood of having to pay the milestone payments or increased royalties as negligible.

In addition, AstraZeneca transferred on the Effective Date to RedHill Inc. a co-commercialization agreement with Daiichi Sankyo, Inc. (“DSI”) for Movantik® in the U.S, according to which, RedHill Inc. would share costs and pay sales-based payments to DSI under that agreement. Effective July 1, 2020, RedHill Inc. and DSI replaced this agreement with a new royalty-bearing agreement. See note 3c below.

Under the terms of the License Agreement, RedHill Inc. assumes responsibility over the Abbreviated New Drug Application litigations initiated by AstraZeneca and Nektar against Apotex, Inc. and Apotex Corp. (together “Apotex”) and against MSN Laboratories (“MSN”) in December 2018 and against Aurobindo Pharma U.S.A (“Aurobindo”) in November 2019, in the United States District Court for the District of Delaware. In the complaints, it is alleged that the generic companies’ versions of Movantik®, if approved and marketed, would infringe a Movantik®-related patent set to expire in April 2032 (U.S. Patent No. 9,012,469). There exist other Orange Book-listed patents covering Movantik®, the last of which to expire is U.S. Patent No. 7,786,133 (expected expiry in September 2028), which have not been challenged by the generic companies.

2.	Accounting treatment

The Company accounted for the acquisition of rights to Movantik® as an asset acquisition, that does not constitute a business, for the following considerations:

(a)	The Supply Agreement provides RedHill Inc. with the ability to purchase finished products and materials from AstraZeneca during a transition period at approximately fair value, without acquiring AstraZeneca's organized workforce or existing processes required to manufacture Movantik®. That is, RedHill Inc. does not purchase an in-place manufacturing process nor any specialized equipment required for the manufacturing process, but instead, the purpose of the Supply Agreement is to enable RedHill Inc. to establish its own manufacturing capabilities, whether directly or through a third party, that would also require obtaining relevant regulatory approvals, which presumably will take a significant period of time.

(b)	The TSA is intended to allow a smooth transition of the different activities related to Movantik® for a relatively short period and is not intended for RedHill Inc. to acquire AstraZeneca's organized workforce, supply chain or distribution processes. The TSA has been terminated on September 30, 2020.

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The total acquisition consideration, including upfront payment, discounted present value of the deferred payment and directly attributable transaction costs amounted to approximately $65 million. Since all acquired assets are intended to generate revenues from sales of Movantik® and have a similar useful life, the Company attributed this consideration to a single intangible asset representing the acquired rights to Movantik®. The intangible asset shall be amortized commencing the Effective Date on a straight-line basis over its useful life, which was estimated at approximately 10.5 years from the Effective Date.

With respect to sales-based royalties and milestone payments aforementioned, the Company applied an accounting policy, pursuant to which these variable payments shall not be included in the initial measurement of the cost of the intangible asset acquired, as they are not a present obligation of RedHill Inc. The sales-based royalties are expensed as incurred and recognized under Cost of Revenues.

Through September 30, 2020, AstraZeneca provided, among other services, Sales Order-To-Cash (SOTC) services. During this period, AstraZeneca remitted to RedHill Inc. the Sales Margin, as defined in the TSA, for the products sold and RedHill Inc. paid a fee of 4.5% of Net Revenues, as well as non-sales-based fees and out-of-pocket costs for the services rendered. The Company determined that AstraZeneca does not control the product before it is transferred to the end customers (the wholesalers) since Redhill Inc. has the significant risks and rewards of holding the product rather than AstraZeneca. In addition, RedHill Inc. is primarily responsible for fulfilling the obligation to provide Movantik® to customers, including for acceptability. Moreover, RedHill Inc. bears the inventory risk and has discretion over pricing and discounts and AstraZeneca has limited ability in entering into new agreements with customers or changing commercial terms of existing agreements. Therefore, the Company concluded that RedHill Inc. is a principal in providing Movantik® during the SOTC period, and it will recognize revenues in the gross amount of consideration to which it expects to be entitled in exchange for the finished products transferred to the customers (the wholesalers). The fees and out-of-pocket costs shall be expensed as incurred.

c.	DSI Agreement:

As described in note 3.b(1) above, as part of the Movantik transaction, the Company undertook the pre-existing co-commercialization agreement with DSI, under which the Company and DSI share certain costs while paying DSI a significant share from its sales volume of Movantik.

Effective July 1, 2020, RedHill Inc. and DSI replaced the co-commercialization agreement with a new royalty-bearing agreement, under which RedHill Inc. bears all responsibilities and costs for commercializing Movantik® in the U.S. During the term of this new agreement, RedHill Inc. will pay DSI a mid-teen royalty rate on net sales of Movantik® in the U.S. in addition to $5.1 million in December 2021 and $5 million in July of each of the years 2022 and 2023. Concurrently, the Company also entered into a security purchase agreement, under which DSI received 283,387 ADSs as a partial consideration in relation to Movantik®.

The Company recognized an intangible asset in the amount of approximately $12.5 million. This amount includes approximately $10.5 million for the present value of the abovementioned payments, recognized against a corresponding financial liability and approximately $2 million for the ADSs issued to DSI.

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The intangible asset recognized has similar estimated useful life as the intangible asset discussed in note 3b(2) above and shall be amortized on a straight-line basis over its useful life.

d.	Intangible assets impairment:

Following the outbreak of the COVID-19 pandemic and its significant impact on worldwide travel, the Company expects a continued decrease in U.S. outbound travel and the potential market for Aemcolo®, for traveler’s diarrhea, and therefore has recalculated the recoverable amount of the intangible asset related to Aemcolo®. During the three months ended March 31, 2020, the Company adjusted the recoverable amount to approximately $10.5 million and recognized an impairment loss of $0.8 million. The significant changes in assumptions are related to an expected decrease in the annual travelling incidence (a percentage of the U.S. population) from 2020 through 2023, as well as a change in the weighted average cost of capital (“WACC”) used to discount the asset’s cash flows from 15.4% as of December 31, 2019, to 17.2% as of the date of the recalculation on March 31,2020. The impairment loss was recognized under Cost of Revenues in the Consolidated Statements of Comprehensive Loss, and it is attributable in full to the Commercial Operations segment. As there were no indicators for impairment of any of the other intangible assets, the Company did not specifically evaluate their recoverable amounts.

As of September 30, 2020, the Company reviewed if there is an indication of additional impairment of the Aemcolo® asset. The Company determined that there is no additional indication for impairment with respect to this asset related to the Aemcolo® product and therefore no additional assessment was required for this asset.

e.	At-the-market equity offering program:

During the nine months ended September 30, 2020, the Company sold 1,892,782 ADSs under an “at-the-market” equity offering program (“ATM program”) at an average price of $8.39 per ADS. Net proceeds to the Company, following issuance expenses of approximately $0.4 million, were approximately $15.5 million. The sales are under the Company's sales agreement with SVB Leerink LLC (“Leerink”) which provides that, upon the terms and subject to the conditions and limitations in the sales agreement, the Company may elect from time to time, to offer and sell its ADSs having aggregate gross sales proceeds of up to $60 million through the ATM program, under which Leerink acts as the sales agent. The issuance and sale of ADSs by the Company under the ATM program are being made pursuant to the Company’s shelf registration statement declared effective on July 31, 2018.

f.	Payroll Protection Program:

In April 2020, RedHill Inc. received approximately $2.3 million loan under the U.S. Small Business Administration Payroll Protection Program (“PPP”) which was created under the Coronavirus Aid, Relief and Economic Security Act. The loan has a term of two years and bears a fixed interest rate of 1% per annum, with the initial six months of interest deferred. Under the PPP, repayment of the loan, including interest, may be forgiven based on payroll expenses, rent, utilities and other qualifying expenses incurred in the eight weeks following receipt of the loan, provided that RedHill Inc. will adhere to specific requirements outlined in the PPP. The Company estimates that there is reasonable assurance that RedHill Inc. will comply with the conditions associated with forgiveness of the loan and that the loan will be forgiven, and therefore accounted for the PPP loan as a government grant, recognizing it in the statements of comprehensive loss, as a reduction of operating expenses.

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NOTE 4 - SHARE-BASED PAYMENTS:

The following is information on options granted during the nine months ended September 30, 2020:

	Number of options granted
	According to the Award Plan				Fair value of
	of the Company			Exercise	options on date of
	Other than to			price for 1	grant in U.S. dollars
Date of grant	directors (1)	To directors (1)(2)	Total	ADS ($)	in thousands (3)
January 2020	95,000	—	95,000	6.56	243
February 2020	52,500	—	52,500	6.05	119
March 2020	285,000	144,000	429,000	4.87	970
May 2020	143,000	75,000	218,000	6.84-7.84	831
June 2020	767,500	—	767,500	7.72	2,671
July 2020	12,500	—	12,500	7.69	45
August 2020	55,500	—	55,500	8.31-9.19	264
	1,411,000	219,000	1,630,000		5,143

1)	The options will vest as follows: for directors, employees and consultants of the Company and the Company's subsidiary who had provided services exceeding one year as of the grant date, options will vest in 16 equal quarterly installments over a four-year period. For directors, employees and consultants of the Company and the Company's subsidiary who had not provided services exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over 12 equal quarterly installments. During the contractual term, the options will be exercisable, either in full or in part, from the vesting date until the end of 10 years from the date of grant.

2)	The general meeting of the Company’s shareholders held on May 4, 2020 (the “May 2020 AGM”), subsequent to approval of the Company’s BoD, approved the grant of 219,000 options under the Company’s stock options plan to directors and to the Company's Chief Executive Officer.

3)	The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: exercise price of the Company's ADS: $4.87-$9.19, expected volatility: 57.73%-62.90%, risk-free interest rate: 0.64%-1.51% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates.

4)	During the nine months ended September 30, 2020, the BoD approved a 3-year extension of the exercise period of fully vested options exercisable into the Company's ADS granted to employees and consultants that were originally scheduled to expire in March 2021, April 2021 and May 2021. Accordingly, options to purchase 300,500 ADSs were extended. The total incremental fair value of the options as of the date of the extension was approximately $0.5 million and was recorded to the Statements of Comprehensive Loss immediately.

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NOTE 5 - NET REVENUES:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	U.S dollars in thousands		U.S dollars in thousands
Movantik® revenues	19,396	—	39,347	—
Other revenues (1)	1,547	1,401	3,551	4,701
	20,943	1,401	42,898	4,701

1)	For the three- and nine-month periods ended September 30, 2019, $0.3 million and $2.5 million, respectively, were attributed to the promotional services, and $1 million and $2.2 million, respectively, were attributed to commercialization of products. In 2020, the Company terminated the promotional agreements and recognized immaterial revenues from promotional services.

NOTE 6 - FINANCIAL INSTRUMENTS:

a.	Fair value hierarchy:

The following table presents Company assets and liabilities measured at fair value:

	Level 1	Level 3	Total
	U.S. dollars in thousands
September 30, 2020:
Assets -
Financial assets at fair value through profit or loss	2,407	—	2,407
December 31, 2019:
Assets -
Financial assets at fair value through profit or loss	8,500	—	8,500

During the three and nine months ended September 30, 2020, there were no transfers of financial assets and liabilities between Levels 1, 2, or 3 fair value measurements. There have been no changes in the methodologies used since December 31, 2019.

b.	Fair value measurements using significant unobservable input (Level 3):

The following table presents the changes in derivative financial liabilities measured at Level 3 for the three and nine months ended September 30, 2020, and 2019:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	U.S. dollars in thousands
Balance at beginning of period	—	13	—	344
Fair value adjustments recognized in profit or loss	—	(5)	—	(336)
Balance at end of the period	—	8	—	8

The fair value of the above-mentioned derivative financial liabilities that are not traded in an active market is determined by using valuation techniques. The Company used its judgment to select a variety of methods and made assumptions that are mainly based on market conditions at the end of each reporting period.

c.	The carrying amount of cash equivalents, current and non-current bank deposits, receivables, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

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The present value of Payable in respect of intangible assets purchase is approximately the fair value of the liabilities as was recognized close to the end of the reporting period. The fair value of the borrowing is approximately $79 million as of September 30, 2020.

NOTE 7 - SEGMENT INFORMATION:

The Company has two segments, Commercial Operations and Research and Development. The following table presents net revenues and operating loss for the Company's segments for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020			2020
	Commercial Operations	Research and Development	Consolidated	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	20,943	—	20,943	42,898	—	42,898
Operating loss	8,134	6,326	14,460	28,466	15,510	43,976

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019			2019
	Commercial Operations	Research and Development	Consolidated	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	1,401	—	1,401	4,701	—	4,701
Operating loss	5,100	4,744	9,844	10,971	20,466	31,437

NOTE 8 - COSMO PHARMACEUTICALS N.V. BINDING TERM SHEET:

On August 12, 2020, the Company entered into a binding term sheet with Cosmo Pharmaceuticals N.V. (“Cosmo”) with respect to an exclusive license agreement (the “Cosmo License Agreement”) and a manufacturing agreement for multiple products (the “Cosmo Supply Agreement”).

Under the Cosmo License Agreement, in return for the exclusive European rights to a novel next-generation therapy for the eradication of H. pylori infection (the “New Drug”) that the companies intend to co-develop, the parties agreed to a cost split of 70% RedHill and 30% Cosmo. In addition, Cosmo is expected to pay the Company an amount of $7 million upon signing of the License agreement as well as additional $2 million upon EU marketing approval. The Company is also expected to receive 30% royalties of net sales of the New Drug in Europe.

Upon execution of the proposed Cosmo Supply Agreement, Cosmo will be the exclusive worldwide manufacturer of the New Drug as well as of Movantik® and RHB-204 for pulmonary nontuberculous mycobacteria (NTM) infections (“RHB-204”). In consideration for Cosmo’s costs and expenses related to tech transfer, formulation and development work in respect of these three products, the Company is expected to pay Cosmo €5.5 million.

In addition, Cosmo is expected to pay RedHill $5 million upon the signing of the Cosmo Supply Agreement, and potentially an additional $7 million in two milestone payments upon the occurrence of events related to the RHB-204 development. In return, Cosmo will be entitled to 15% royalties of worldwide net sales of RHB-204.

As of the date of approval of these financial statements, the Company and Cosmo are in negotiations over the definitive agreements.

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NOTE 9 - EVENT SUBSEQUENT TO SEPTEMBER 30, 2020:

Subsequent to September 30, 2020, and through November 11, 2020, the Company sold 240,614 ADSs under the ATM program at an average price of $9.7 per ADS for aggregate net proceeds of approximately $2.3 million, net of issuance expenses of approximately $0.1 million.

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